FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission file number: 1-14659
A.	Full Title of Plan: Wilmington Trust Thrift Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

1.	The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation’s stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2008, the names and addresses of those funds are the following:

a.	Wilmington Large-Cap Growth Fund
Wilmington Large-Cap Value Fund
Wilmington Large-Cap Core Fund
Wilmington Small-Cap Core Fund
Wilmington Multi-Manager International Fund
Wilmington Broad Market Bond Fund
Wilmington Multi-Manager Large-Cap Fund
Wilmington Multi-Manager Small-Cap Fund
Wilmington Multi-Manager Real Asset Fund
Wilmington Stable Value Fund
Wilmington Trust Corporation Stock Fund
Wilmington Conservative Asset Allocation Fund
Wilmington Moderate Asset Allocation Fund
Wilmington Aggressive Asset Allocation Fund
Wilmington ETF Allocation Fund
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

b.	Fidelity Advisor Equity Growth Institutional Fund
100 Crosby Parkway
Covington, KY 41015

Fidelity Advisor Diversified International Fund
100 Crosby Parkway
Covington, KY 41015

LargeCap S&P 500 Index Separate Account
Principal Global Investors
801 Grand Avenue
Des Moines, IA 50392-0490

MidCap S&P 400 Index Separate Account
Principal Global Investors
801 Grand Avenue
Des Moines, IA 50392-0490

Vanguard Windsor II Fund
PO Box 1110
Valley Forge, PA 19482-1110

American Century Small Company Investment Fund
4500 Main Street
Kansas City, MO 64111-7709
Principal Financial Group
710 9th Street
Des Moines, IA 50309
2.	The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974, will be filed as an amendment to this Form 11-K by June 28, 2009, 180 days after the end of the plan’s fiscal year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K as of March 27, 2009.

/s/ David R. Gibson	(SEAL)
David R. Gibson, Chairman

/s/ Gary E. Butler	(SEAL)
Gary E. Butler

/s/ Rebecca A. DePorte	(SEAL)
Rebecca A. DePorte

/s/ Michael A. DiGregorio	(SEAL)
Michael A. DiGregorio

/s/ William J. Farrell II	(SEAL)
William J. Farrell II

/s/ I. Gail Howard	(SEAL)
I. Gail Howard

/s/ Kevyn N. Rakowski	(SEAL)
Kevyn N. Rakowski

/s/ Diane M. Sparks	(SEAL)
Diane M. Sparks